SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby summoned to attend the Extraordinary Shareholders' Meeting to be held on September 3, 2009, at 11:00 a.m., at the Company’s headquarters, located at Rua São José nº 20, 16º andar - Grupo 1602, Centro, in the city and state of Rio de Janeiro, in order to resolve on the following Agenda:

1. cancellation of 29,684,400 (twenty-nine million, six hundred eighty-four thousand and four hundred) shares currently held in treasury, with no capital reduction;

2. amendment to Article 5 of the Company’s Bylaws in order to reflect the share cancellation mentioned in item 1 above.

Those shareholders whose shares are held in custody should present a statement of their shareholdings issued by the custodian institution, while those willing to be represented by an Attorney-in-Fact should observe the provisions in Article 126, paragraph 1 of Law 6,404/76, duly delivering the respective power(s) of attorney authorizing their representation at the Extraordinary Shareholders' Meeting, which is the object of this Call Notice, at the Company’s headquarters no later than 72 (seventy-two) hours prior to said Meeting.

Rio de Janeiro, August 18, 2009.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.